SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

( x )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission File No. 001-13577

A.	Full title and address of the plan, if different from that of the issuer named below:

PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PREMIERE GLOBAL SERVICES, INC.
3280 Peachtree Road, N.W.
The Terminus Building, Suite 1000
Atlanta, Georgia 30305

TABLE OF CONTENTS

Page

REQUIRED INFORMATION	1

FINANCIALS

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Plan Benefits December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2008	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2008	13

SIGNATURES	14

EXHIBITS

Exhibit Index	15

i

REQUIRED INFORMATION

The following financial statements and supplemental schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Premiere Global Services, Inc. 401(k) Plan Financial Statements and Supplemental Schedule as of December 31, 2008 and 2007, together with the Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Premiere Global Services, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Premiere Global Services Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard

Atlanta, GA June 10, 2009

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2008 AND 2007

Assets

	2008	2007
Investments, at fair value:
Mutual Funds	$—	$38,677,579
Cash	28,670,284	—
Common Trust Funds	4,037,075	4,119,689
Company Stock Fund	3,258,953	5,448,649
Participant Loans	1,703,146	1,451,204

Net Assets Available for Plan Benefits	$37,669,458	$49,697,121

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2008

Contributions:
Employer contributions	$2,061,598
Participant contributions	6,713,299
Rollover contributions	398,680

9,173,577

Investment Income (Loss):
Net depreciation in fair value of investments	(19,888,579)
Dividends	3,294,047
Interest on participant loans	118,775

(16,475,757)

Expenses:
Benefits paid to participants	(4,725,483)

Net Decrease	(12,027,663)

Net Assets Available for Plan Benefits at Beginning of Year	49,697,121

Net Assets Available for Plan Benefits at End of Year	$37,669,458

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1.	PLAN DESCRIPTION

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the 401(k) Administrative Committee, appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). For the years under audit, Metropolitan Life Insurance Company (the “Custodian”) was the custodian of the Plan with respect to all investments except for the Premiere Global Services, Inc. Stock Fund (the “Company Stock Fund”). Reliance Trust Company was trustee (the “Trustee”) for the Plan and custodian (the “Stock Fund Custodian” or collectively with the Custodian, the “Custodians”) of the Company Stock Fund. Great-West Retirement Services (the “Recordkeeper”) performed recordkeeping and other administrative duties for the Plan.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the 30-day anniversaries of their employment.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2008, the Internal Revenue Service (the “IRS”) tax code limit on before tax contributions was $15,500 in the aggregate. (Participants who were age 50 or older in 2008 were eligible to contribute an additional $5,000 in catch-up contributions.) Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

Investment Options

Effective December 23, 2008, the Plan entered a black-out period in preparation of the conversion and transfer of Plan assets to a new custodian, trustee and Plan recordkeeper, Wells Fargo Bank, N.A. (see Note 9 “Subsequent Events”). With the exception of Plan assets held in Met Life Pooled Guaranteed Investment Contracts (the “Met Life Pooled GIC”), all Mutual Fund investments were liquidated on December 31, 2008 and held in a non-interest bearing cash account until wired to the new custodian of the Plan on January 2, 2009 as part of the Plan asset conversion process. Per the original contract signed with the Custodian, Plan assets held in the Met Life Pooled GIC are required to remain with the previous Custodian for a period of 12 months from the date of conversion to Wells Fargo, and though closed to new investment as of the beginning of the black-out period, are still held by the prior Custodian at the end of the Plan

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

year, but remain available to participant distribution events as required under the terms of the Plan.

The Company Stock Fund is a unitized fund which includes Premiere Global Services, Inc. common stock and an investment in a money market fund for liquidity purposes. Participants can make transfers out of this fund into one of the other available Plan investment options at any time.

Employer Contributions

On an annual basis, the Employer may agree to make a discretionary matching contribution of up to 100% of the eligible participant’s contribution not to exceed 3% of his/her eligible compensation (“Matching Contributions”). Matching Contributions are made in cash or in Company common stock. If the Company elects to match in stock, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company’s 401(k) Administrative Committee, appointed by the Board of Directors, approved a Matching Contribution of $2,327,295 to the Plan for the year ended December 31, 2008. The Matching Contribution was contributed in cash net of forfeitures of $12,855, resulting in total cash contributed of $2,314,440 in 2009.

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contributions, allocations of the Employer Matching Contributions and his/her share of the Plan’s income (loss). The Plan’s income (loss) with respect to each investment fund is allocated based on the proportion that each participant’s account balance invested in such fund has to the total of all participants’ account balances invested in such fund.

Vesting

Participants are immediately vested in the value of their salary deferral contributions and actual earnings thereon. Employer Matching Contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than one	0%
One	34%
Two	67%
Three	100%

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

A participant will become fully vested in Employer Matching Contributions, regardless of length of service, in the event of death, disability or attainment of age 65.

Forfeited Accounts

During 2008, $26,287 of Employer Matching Contributions was forfeited by terminating employees before those amounts in their participant accounts became fully vested. In accordance with Plan provisions, cumulative forfeitures of $12,855 were used to reduce the Employer Matching Contribution paid in 2009.

Distribution of Benefits

Upon retirement, death, disability or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in Company common stock, the participant may elect to receive payments for that portion of his/her vested account in the form of Company common stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Participant Loans

Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principal residence. The interest rate is determined by the Plan administrator based on prevailing market conditions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at fair value.

Valuation of Investments

The investments in the Plan are stated at fair value.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Company common stock is valued at the quoted market price as obtained from the New York Stock Exchange.

The Common Trust Funds consist of the Met Life GIC. Under the definition of fully benefit responsive contracts in SOP 94-4-1, the Met Life Pooled GIC is considered “non-benefit responsive.” Thus, the Plan’s investment in the Met Life Pooled GIC is reportable at fair value. Balances reported are the amount participants would receive currently if they were to withdraw or borrow funds from or transfer funds within the Plan. The fair value at the participant level is their account balance. The interest rate for this portfolio investment contract is reset at least as frequently as annually. Using a discounted cash flow valuation methodology, fair value of the Met Life Pooled GIC, prior to contract termination, equals the contract value (ending balance).

Loans to participants are valued at cost which approximates fair value.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements,” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157. There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157. See Note 4 “Fair Value Measurements.”

Risks and Uncertainties

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, such as the Plan’s holdings in the Company Stock Fund, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statement of net assets available for plan benefits.

Net Appreciation (Depreciation)

Realized gains and losses on sales of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Use of Estimates and Assumptions

The accompanying financial statements are prepared on the modified cash basis of accounting which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States and requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Administrative Expenses

All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain Plan assets and certain fees associated with participant loans, are paid by the Company.

3.	INVESTMENTS

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2008 are as follows:

2008
Cash	$28,670,284
Met Life Pooled GIC	4,037,075
Company Stock Fund	3,258,953

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2007 are as follows:

2007
MET Series Stock Index Portfolio II	$9,217,182
MET Aggressive Asset Allocation Portfolio	5,961,595
America Funds Europacific Growth Fund – R3	5,787,535
Company Stock Fund	5,448,649
Met Life Pooled GIC	4,119,689
American Funds Growth Fund of America – R3	3,484,230
Davis NY Venture Fund – A	3,007,095

Net appreciation (depreciation) in fair value of investments and dividends for the year ended December 31, 2008 is as follows:

	Net Appreciation (Depreciation)	Dividends
Mutual Funds	$(17,939,801)	$3,294,047
Common Trust Funds	159,046	—
Company Stock Fund	(2,107,824)	—

	$(19,888,579)	$3,294,047

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

4.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted SFAS No. 157 which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below.

Basis of Fair Value Measurement:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Cash	$28,670,284	$—	$—	$28,670,284
Met Life Pooled GIC			4,037,075	4,037,075
Company Stock Fund	3,258,953			3,258,953
Participant Loans	—	—	1,703,146	1,703,146

Total	$31,929,237	$—	$5,740,221	$37,669,458

Total Level 3 assets were 15% of total “Net Assets Available for Plan Benefits” on the Plan’s statements of net assets available for plan benefits at fair value as of December 31, 2008.

PREMIERE GLOBAL SERVICES, INC. 401(K)
PLAN NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Level 3 Investment Assets and Liabilities
	Participant Loans	Met Life Pooled GIC	Total

Balance, beginning of year	$1,451,204	$4,119,689	$5,570,893
Unrealized gains	—	159,046	159,046
Purchases, issuances, repayments and settlements, net	251,942	(241,660)	10,282

Balance, end of year	$1,703,146	$4,037,075	$5,740,221

5.	RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 299,192 and 299,455 shares of the Company Stock Fund at December 31, 2008 and 2007, respectively, with a fair value of $3,258,953 and $5,448,649, respectively. All transactions in Company common stock held within the Company Stock Fund qualify as related-party transactions since the Company is the Plan Sponsor.

The Plan offered investments in funds managed by the Stock Fund Custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	TAX STATUS

The IRS has determined and informed the administrator, by a letter dated September 9, 2002, that the Plan as adopted and otherwise amended from time to time was designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”), as of that date. The administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. The Plan was submitted to the IRS on January 24, 2007 for a determination on whether the current Plan design is in accordance with applicable sections of the IRC.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event of plan termination, participants will become fully vested in their account balances.

8.	PLAN AMENDMENTS

The Plan was amended and restated effective January 1, 2006 to bring the Plan into compliance with the requirements of laws and regulations enacted or issued prior to December 20, 2006, including but not limited to: (i) the Economic Growth and Tax Relief Reconciliation Act of 2001, and (ii) the regulations issued by the Department of Treasury under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended on December 29, 2004.

9.	SUBSEQUENT EVENTS

The Plan was amended and restated effective January 1, 2009 to transfer the Custodians, Recordkeeper and Trustee to Wells Fargo Institutional Trust Services (“Wells Fargo”). As discussed in Note 1 “Plan Description,” all mutual fund investments were liquidated on December 31, 2008 from prior asset holdings through the prior Custodian, transferred in cash and then reinvested in mutual fund investments held by Wells Fargo beginning on January 2, 2009. The Company Stock Fund was transferred in-kind on January 2, 2009. Also, the Met Life Pooled GIC was frozen to new investments during the black-out period in December 2008 and will remain with the prior Custodian, Metropolitan Life Insurance Company, until the contracts mature in January 2010, when the funds held in the Met Life Pooled GIC will be liquidated and transferred to Wells Fargo to be reinvested on behalf of the affected participants. In addition, the amended Plan changed the participant contribution maximum and revised the Company matching contributions to a quarterly basis. All other terms and conditions remain consistent with the prior Plan as previously approved by the IRS.

     PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Employer Identification Number: 59-3074176
Plan Number: 001
Form: 5500

Issuer or Borrower	Description of Investment	Market**
Metropolitan Life Insurance Company*	Cash	$28,670,284
Premiere Global Services, Inc.*	Company Stock Fund	3,258,953
MetLife Insurance Company*	MetLife Pooled GIC	4,037,075
Participant Loans*	Interest rates ranging from 5.0% - 9.25%	1,703,146

		$37,669,458

*	Party-in-interest to the Plan as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN

Date: June 24, 2009	By:	/s/ Michael E. Havener Name: Michael E. Havener Title: Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of Smith & Howard